
05007797

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jannock Properties Ltd

*CURRENT ADDRESS


PROCESSED

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5062 FISCAL YEAR 12-31-04

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT 5/12/05

2004

2004 Annual Report

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Mississauga, Ontario L5M 2G6

MESSAGE TO SHAREHOLDERS

At this time last year, my message centred around the rejection of our appeal to the Ontario Municipal Board (OMB) regarding the zoning on the Britannia site. The sale of this property, that we had negotiated as a residential site, collapsed and we were uncertain as to its value as an industrial site. We subsequently were able to sell the Britannia site on an 'as is' basis for $22,000,000 cash, reflecting the appreciation that has occurred in industrial property values over the last few years. As a result, we were able to distribute almost all of these proceeds to our shareholders in December of last year. Since we were created in March 2000, we have now distributed the equivalent of $0.95 per unit (share) to our shareholders. This compares with the value of $0.82 that was attributed to the Jannock Properties shares when they were received by shareholders in March 2000.
As well, we have now completed the sale of the remaining real estate properties.

Real Estate
In 2004, in addition to the sale of the Britannia site, we were able to sell a 48-acre site in Milton and the remaining 25-acres of saleable land at the King Forest site in Burlington. In March of this year we sold the remaining two parcels of land located in Milton to complete the sale of our properties.
We recently announced that we have reached a settlement with the City of Mississauga on their claim for costs arising from the Ontario Municipal Board (OMB) hearing on the rezoning of the Britannia site. We have agreed to settle with the other two claimants for costs and expect the documentation to implement these settlements to be signed shortly. None of the settlements will have any material impact on the financial position of the Company. The letters of credit totaling $3,625,000, which were provided by the Company as security for these claims, will be cancelled. We will be issuing new 3-year letters of credit amounting to $1,500,000 to cover any potential environmental liabilities with respect to the Britannia site and the Milton quarry. We are not aware of any environmental issues relating to these sites.
Currently we are holding mortgage receivables of $9,500,000 relating to properties that have been previously sold. Of this amount, $5,200,000 is due to be received this year with the balance of $4,300,000 due in 2007. Although it may be possible at some time in the future to discount the longer term mortgages to enable an earlier distribution we have not pursued this course of action. This is because the large discounts that would be required would be unacceptable and also, we require the mortgages as security for the letters of credit issued under our bank lines.

Jancor Companies, Inc
Jancor is becoming an increasingly larger part of our potential value. We have the right to receive approximately 25% of any net proceeds after repayment of senior debt if and when the current equity-holders decide to sell their interest in Jancor. We are prohibited from selling or assigning this interest under the agreements.
In 2004, Jancor earnings were approximately 46% lower than in 2003. Earnings before interest, taxes, depreciation and amortization were US$15 million compared with US$27 million that was achieved in 2003. This reduction was mainly due to a significant increase in raw material costs and to a substantial reduction in shipments of vinyl windows. The business however was able to continue to reduce its level of its senior debt to US$7 million from US17 million at the end of 2003.
We believe that it is unlikely that the majority owners will seek a buyer until Jancor has been able to restore its profitability to the levels of recent years. Consequently we believe that we have to be prepared to be patient in order to realize the values that it represents to our Company.
It therefore remains impossible to predict either the timing or the amount of any proceeds that we may receive from Jancor in the future.

Corporate Items

The uncertainty of the timing of any future sale of Jancor and the length of time until we have collected all of the outstanding mortgages receivable indicates that Jannock Properties may have to remain in existence for at least another three years or possibly longer. It is therefore imperative that we do everything we can to reduce our ongoing expenses. We started this process in 2003 by among other things terminating all of our permanent employees and reducing our directors' fees. The process has continued through 2004 as evidenced by actions such as simplifying this annual report.

Unfortunately some items such as shareholder reporting and audit fees and listing fees are mandatory and there is little we can do to avoid a portion of our costs. We will however continue to seek ways to minimize our ongoing expenses.

* * * *



Ian C. B. Currie
Chairman and President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 12, 2005

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2004, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2004	2003	2002
Land sales	**$ 27,286**	$ 11,765	$ 6,607
Net income	**10,414**	381	647
Basic income per share	**$ 0.29**	$ 0.01	$ 0.02
Total assets	**12,579**	24,185	30,760
Cash distributions per share	**$ 0.60**	$ 0.10	$ 0.15
Net cash received from operating activities	**21,220**	6,770	1,620

Land sales of $27,286,000, in 2004, included $22,000,000 for the 221-acre Britannia site, $3,028,000 for a 48-acre site in Milton and $2,146,000 for the remaining 25 acres of saleable land at the King Forest site in Burlington.

In 2003, land sales of $11,765,000 included $6,750,000 for an 11-acre parcel of land at the Cooksville site, $3,450,000 for a 73-acre industrial site in Burlington and $1,541,000 for three parcels of industrial land at the King Forest site in Burlington.

Gross profit on land sales in 2004 was $16,138,000 compared with $1,891,000 in 2003 reflecting the margins realized on different projects. Provisions of $1,575,000 were recorded in 2003 to reduce the carrying value of some of the properties to their net realizable value.

General and administrative expenses in 2004 amounted to $670,000 compared with $1,235,000 in 2003. Included in the expenses for 2003 were provisions of $475,000 for termination and bonus payments to former employees.

Interest and other income was $613,000 in 2004 included earned interest of $363,000 from mortgages receivable and from investment of cash surpluses. Also included was $250,000 for imputed interest on mortgages receivable that had been previously discounted for interest free periods. In 2003, interest and other income was $70,000 of which $18,000 was imputed interest.

The income tax provision in 2004 of $5,667,000 (2003 - $345,000) was 35.2% (2003 - 47.5%) of income before taxes.

CASH FLOWS

Cash provided by operating activities in 2004 amounted to $21,220,000 compared to $6,770,000 in 2003. Cash receipts in 2004 of $24,587,000 included $22,000,000 from the sale of the Britannia property. Cash expenditures in 2004 of $3,367,000 included $1,052,000 for the refund of a deposit on a conditional sale agreement of the Britannia site that was not completed. Excluding this refund, expenditures of $2,315,000 in 2004 were $1,612,000 less than in 2003 mainly due to lower spending related to the Ontario Municipal Board (OMB) hearing on the future of the Britannia site and to lower administrative and other expenses.

Cash inflows for investing purposes of $1,043,000 in 2004 related to a deposit of $1,000,000 that was being held in trust for the conditional sale of the Britannia site that was not completed.

Cash outflows for financing activities in 2004 consisted of a distribution to shareholders of $21,379,000 in the form of a redemption of Class A special shares. In 2003 cash outflows for financing activities consisted of a distribution to shareholders of $3,563,000 and the repayment of bank loans of $2,180,000.

JANCOR COMPANIES, INC. (JANCOR)

The Company sold its equity interests in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to approximately 25% of any net proceeds after repayment of senior debt if and when the equity-holders decide to sell their interest in Jancor. The agreements do not allow this interest to be sold or assigned. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

In 2004, earnings before interest, taxes, depreciation and amortization (EBITDA) at Jancor were approximately 46% lower than the US$27 million achieved in 2003. This was due to significant increases in raw material costs that could not be passed on to customers and also due to a substantial reduction in shipments of vinyl windows. Senior debt obligations at Jancor at the end of 2004 were US$7 million compared with US$17 million at the end of 2003.

Operating results are expected to remain depressed in 2005 as further cost increases are anticipated in key raw material costs.

These results indicate that Jancor may produce some value for Jannock Properties in the future. The majority owners have indicated that they have no immediate intention of seeking a buyer for Jancor. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future capital gains for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

OUTLOOK

The sale of the remaining two parcels of land located in Milton was completed in March 2005 for $2,700,000 in cash. This sale completed the disposal of the Company's real estate properties. Currently the Company is holding mortgages receivable of $9,500,000 relating to properties that had previously been sold. In addition, as set out above, the Company has the right to receive approximately 25% of any net proceeds, after repayment of senior debt, if, and when, the current equity-holders decide to sell their interest in Jancor.

General and administrative expenses are expected to be about 25% lower in 2005 than in 2004 owing to further cost reduction actions that are being taken.

Income tax payments of approximately one million dollars will be required for 2005 earnings if payment is received for the $5,171,000 in mortgages receivable that are due this year. These income tax payments would not be required until 2006.

FINANCIAL POSITION

Total assets at December 31, 2004 were $12,579,000 compared with $24,185,000 at December 31, 2003. Cash and cash equivalents increased by $884,000 due to operating cash flows of $21,220,000 plus cash from investing activities of $1,043,000 less a distribution to shareholders of $21,379,000. Land under development decreased by $2,541,000 and land for development decreased by $7,057,000 primarily due to the cost of land sales that were recorded during the year. The reduction in the future income tax asset of $5,185,000 was largely due to the impact of the sale of the Britannia site.

At December 31, 2004, total mortgages receivable that were held by the Company amounted to $9,482,000 (December 31, 2003 - $6,256,000).

Liabilities at December 31, 2004 were $1,302,000 compared with $1,943,000 at December 31, 2003. The decrease was mainly due to the refund of a deposit on a sale of the Britannia site that was not completed. The costs expected to be incurred on land that has been sold increased by $142,000 mainly due to costs expected to be incurred on the Britannia site.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2004			
	Q1	**Q2**	**Q3**	**Q4**
Land sales	**$ -**	**$ 3,043**	**$ 22,097**	**$ 2,146**
Net income/(loss)	**(70)**	**1,348**	**9,204**	**(68)**
Basic income/(loss) per share	**$ -**	**$ 0.04**	**$ 0.25**	**$ -**
Net cash received/(spent) on operating activities	**(701)**	**(1,355)**	**23,073**	**203**

	2003			
	Q1	Q2	Q3	Q4
Land sales	$ 7	$ -	$ 5,435	$ 6,323
Net income/(loss)	(158)	(968)	341	1,166
Basic income/(loss) per share	$ -	$ (0.03)	$ 0.01	$ 0.03
Net cash received/(spent) on operating activities	(1,107)	(1,057)	8,152	782

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $6,000,000 that expires in March 2006. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities, claims and environmental guarantees at various sites and is secured by certain land and an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $3,987,000 of which $3,625,000 is expected to be cancelled shortly due to the settlement of the claims relating to costs from the Ontario Municipal Board hearings (see CONTINGENCIES). Jannock Properties believes that the credit facility is adequate to finance the company's operations.

DISTRIBUTIONS

Distributions to shareholders amounted to $21,379,000, equivalent to sixty cents per share, in 2004 and $3,563,000, equivalent to ten cents per share, in 2003. Cash receipts from future land sales, collection of outstanding mortgage receivables and payments of expenses, development costs and income taxes will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Company's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175

Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.
Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.
Since May 9, 2002, the Company has made the following share redemptions:

Year	Class A special shares redeemed per Unit	Total Number of Class A special shares redeemed	Redemption Cost
2004	60	2,137,915,920	$21,379,000
2003	10	356,319,320	$3,563,000
2002	15	534,478,980	$5,345,000

The redemption costs have been charged against share capital. There are 90 Class A special shares associated with each Class B common share after these redemptions.

CONTINGENCIES

A settlement has been reached with the City of Mississauga on the claims for costs arising from the Ontario Municipal Board (OMB) hearing on the rezoning of the Britannia site. Settlements have also been reached with the other two claimants for costs and the documentation to implement these settlements is expected to be signed shortly. None of the settlements will have any material impact on the financial position of the Company. The letters of credit totaling $3,625,000, which were provided as security for these claims, will be cancelled.
A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site and the Milton quarry that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

RISKS AND UNCERTAINTIES

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in Jancor Companies, Inc. section.
Mortgage receivables held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets. At December 31, 2004 the mortgage receivables are due from three purchasers in the amounts of $6,795,000, $856,000 and $1,831,000.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in the remediation of its McFarren and Cooksville sites. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

ADDITIONAL INFORMATION RELATING TO THE COMPANY

During the year ended December 31, 2004, the Company did not implement any new accounting policies and did not have any transactions with related parties.

At December 31, 2004, the only off-balance sheet transactions were letters of credit of $3,987,000 that were then issued in support of development expenditures, claims and environmental guarantees at various sites.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements are the responsibility of management and have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.



BRIAN W. JAMIESON
Chief Financial Officer

Jannock Properties Limited

Financial Statements
December 31, 2004 and 2003
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

February 11, 2005

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheets of **Jannock Properties Limited** as at December 31, 2004 and 2003 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Mississauga, Ontario

Jannock Properties Limited

Balance Sheets

As at December 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Assets		
Land under development (note 3)	990	3,531
Land held for development (note 4)	-	7,057
Mortgages receivable (note 6)	9,482	6,256
Future income tax assets (note 8)	-	5,185
Other assets	203	93
Cash and cash equivalents	1,904	1,020
Restricted cash held in trust	-	1,043
	12,579	24,185
Liabilities		
Accounts payable and accrued liabilities (note 10)	804	887
Income taxes payable	16	-
Deposit on land sale	-	1,056
Future income tax liabilities (note 8)	482	-
	1,302	1,943
Shareholders' Equity		
Capital stock (note 11)	32,022	53,401
Contributed surplus	6,868	6,868
Deficit	(27,613)	(38,027)
	11,277	22,242
	12,579	24,185

Jancor Companies, Inc. (note 7)

Contingencies (note 12)

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

(Signed) I. C. B. Currie Director

(Signed) R. W. Korthals Director

Jannock Properties Limited

Statements of Income and Deficit

For the years ended December 31, 2004 and 2003

(in thousands of Canadian dollars, except per share amounts)

	2004 $	2003 $
Land sales	27,286	11,765
Cost of sales	11,148	8,299
Provision for loss in value (note 3)	-	1,575
	11,148	9,874
Gross profit	16,138	1,891
Interest and other income	613	70
General and administrative expenses	(670)	(1,235)
Income before income taxes	16,081	726
Income taxes (note 8)	5,667	345
Net income for the year	10,414	381
Deficit - Beginning of year	(38,027)	(38,408)
Deficit - End of year	(27,613)	(38,027)
Basic income per share	0.29	0.01

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statements of Cash Flows
For the years ended December 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	23,054	4,848
Collection of mortgages receivable	1,248	5,093
Interest received	276	54
Deposit received on land sales	9	702
Cash payments		
Real estate commissions	(367)	(385)
Expenditures on land development	(1,083)	(2,351)
Income taxes paid (recovered)	13	(20)
Other payments	(878)	(1,045)
Interest paid	-	(126)
Refund of deposit on land sales	(1,052)	-
	21,220	6,770
Investing activities		
Restricted cash held in trust	1,043	(29)
Financing activities		
Bank loan	-	(2,180)
Redemption of capital stock (note 11)	(21,379)	(3,563)
	(21,379)	(5,743)
Increase in cash and cash equivalents	884	998
Cash and cash equivalents - Beginning of year	1,020	22
Cash and cash equivalents - End of year	1,904	1,020

The accompanying notes are an integral part of these financial statements.

(in thousands of Canadian dollars)

1 The company

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the company is an orderly disposition of the company's assets.

2 Summary of significant accounting policies

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project. Recoveries of development cost and levies are recognized when received.

(in thousands of Canadian dollars)

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the company is required to make relate to determining the estimated cost to complete land sales and estimates of the net realizable value of mortgage receivables. Actual results could also differ from those estimates.

Income per share

Net income per share has been calculated using the weighted average number of common shares and Class B common shares outstanding during the year ended December 31, 2004 of 35,631,932 (2003 - 35,631,932 common shares).

(in thousands of Canadian dollars)

3 Land under development

	2004 $	2003 $
Land acquisition costs	457	1,553
Property taxes and interest	101	863
Development and servicing costs	432	1,115
	990	3,531

During the year ended December 31, 2003, the company recorded a provision for loss in value of $1,405 to write down the carrying value of two parcels of land under development to their estimated net realizable values and recorded a $170 provision against other assets.

4 Land held for development

	2004 $	2003 $
Land acquisition costs	-	119
Property taxes and interest	-	1,091
Pre-development expenditures	-	5,847
	-	7,057

5 Capitalized costs

The following costs have been capitalized during the year:

	2004 $	2003 $
Property taxes	313	621
Interest	-	119
	313	740

These amounts were allocated as follows:

	2004 $	2003 $
Land under development	43	342
Land held for development	270	398
	313	740

(in thousands of Canadian dollars)

6 Mortgages receivable

Mortgages receivable are collateralized by land and comprise the following:

	2004 $	2003 $
Bearing interest at 6% and due November 10, 2007	1,831	-
Bearing interest at 6% and due April 2, 2007	2,480	-
Bearing interest at 6% and due December 29, 2005	856	856
Bearing interest at 6% and due December 28, 2005	4,315	4,182
Bearing interest at 6% and due May 28, 2004	-	1,218
	9,482	6,256

The mortgages receivable are due from three purchasers in the amounts of $6,795, $856 and $1,831.

7 Jancor Companies, Inc.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for an approximately 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable. No value for this asset is reflected in these financial statements.

8 Income taxes

The company's income tax provision is as follows:

	2004 $	2003 $
Current	-	(153)
Future	5,667	498
	5,667	345

(in thousands of Canadian dollars)

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the company's income tax expense:

	2004 $	2003 $
Income before income taxes	16,081	726
Provision for income taxes at a combined basic rate of 36.12% (2003 - 36.60%)	5,808	266
Increase in income taxes resulting from		
Large Corporations Tax	-	4
Change in substantively enacted income tax rates on basis differences of land and mortgages receivable	-	68
Other	(141)	7
Income tax provision	5,667	345

The income tax effects of temporary differences are as follows:

	2004 $	2003 $
Future income tax assets		
Tax values of land and mortgages receivable in excess of (lower than) carrying amounts	(628)	2,586
Benefit of loss carry-forwards	212	2,784
Other temporary differences - net	(66)	(185)
Loss relating to Jancor	6,925	6,925
Valuation allowance	(6,925)	(6,925)
Net future income tax assets (liabilities)	(482)	5,185

At December 31, 2004, in addition to the capital loss relating to Jancor, the company has non-capital losses carried forward available to reduce taxable income in future years of $587, which expire in 2009.

9 Bank loan

The company's revolving credit facility matures in March 2006. Borrowings under this facility bear interest at prime plus 1/4% and are collateralized by certain land under development and an assignment of mortgages receivable. The total operating lines available under the facility are $6,000, of which $3,987 has been utilized in connection with letters of credit (note 12).

(in thousands of Canadian dollars, except per share amounts)

10 Accounts payable and accrued liabilities

	2004 $	2003 $
Costs to complete land sold	745	603
Trade payables and accruals	59	284
	804	887

11 Capital stock

On May 9, 2002, the company's capital was reorganized through amendment of the articles of the company. Pursuant to the special resolution authorizing the reorganization of the capital of the company, the authorized capital stock of the company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable.

During 2003, the company redeemed 10 of the 160 Class A special shares associated with each Class B common share aggregating 356,319,320 Class A special shares at a cost of $3,563. At December 31, 2003, there were 150 Class A special shares associated with each Class B common share outstanding.

During 2004, the company redeemed 60 of the 150 Class A special shares associated with each Class B common share aggregating 2,137,915,920 Class A special shares at a cost of $21,379. The redemption cost has been charged against capital stock. At December 31, 2004, there are 90 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the company's income per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

(in thousands of Canadian dollars, except per share amounts)

The following summarizes the changes in capital stock during the year:

	Number of shares		
	Class B common	**Class A special**	**Amount $**
Issued and outstanding - December 31, 2002	35,631,932	5,701,109,120	56,964
Redemption of Class A special shares	-	(356,319,320)	(3,563)
Issued and outstanding - December 31, 2003	35,631,932	5,344,789,800	53,401
Redemption of Class A special shares	-	(2,137,915,920)	(21,379)
Issued and outstanding - December 31, 2004	35,631,932	3,206,873,880	32,022

12 Contingencies and commitments

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company has been notified by the Ontario Municipal Board ("OMB") that it is potentially liable for costs of other participants associated with the recent OMB hearings on the rezoning of the Brittania site and has required the company to provide security in the amount of $3,625. Pending outcome of proceedings to determine whether costs, if any, are to be awarded, the company has provided letters of credit totalling $3,625 in connection with these proceedings. Supporting materials for these potential claims have not yet been provided. The company does not believe there is any merit in these claims, intends to defend itself vigorously and believes the ultimate resolution will not have a material adverse impact on the financial statements.

Under the asset transfer agreement dated March 10, 2000 between the company and Jannock Limited (note 1), the company is required to provide security of $1,500 to cover any potential environmental liabilities for the Brittania and Milton sites that may arise for three years after the sale of these sites. The company is not aware of any liabilities for environmental issues at these sites and, accordingly, no amount has been accrued in these financial statements.

As at December 31, 2004, the company has total letters of credit outstanding, including the $3,625 letters of credit provided in connection with potential claims for Brittania, amounting to $3,987 (2003 - $1,360). The company has provided $362 (2003 - $1,360) to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13 Segmented information

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales made in 2004 were made to four purchasers in the amounts of $3,028, $93, $22,000 and $2,146. Substantially all land sales made in 2003 were made to five purchasers in the amounts of $6,750, $3,450, $210, $261 and $1,070.

CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Ian C. B. Currie
Toronto, Ontario
Chairman of the Board and President
Jannock Properties Limited
Company Director

J. Lorne Braithwaite
Toronto, Ontario
Company Director

Robert W. Korthals
Toronto, Ontario
Company Director

David P. Smith
Toronto, Ontario
Managing Partner
Enterprise Capital Management Inc.

OFFICERS OF THE COMPANY

Ian C. B. Currie
Chairman of the Board and President

Brian W. Jamieson
Chief Financial Officer and Secretary

ANNUAL MEETING

Jannock Properties Limited's Annual Meeting of Shareholders will be held on May 17, 2005 at 10:30 a.m. at:
The offices of Fraser Milner Casgrain LLP
Fraser & Beatty Rooms
39th Floor,
1 First Canadian Place,
100 King Street West, Toronto, Ontario
All shareholders are encouraged to attend.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Tel: 1 (800) 564-6253 or (514) 982-7555
Fax: 1(888) 453-0330 or (416) 263-9394
e-mail: service@computershare.com

SHARE LISTING (UNITS)

TSX Venture Exchange: JPL.UN
Each unit currently consists of One Class B Common share and 90 Special Class A shares

SHARES OUTSTANDING

35,631,932 Class B Common Shares

SHARE TRADING INFORMATION

(per the TSX Venture Exchange)

		HIGH	LOW	CLOSE	VOLUME (thousands)
1st	**Quarter 2004**	**0.80**	**0.40**	**0.62**	**2,077**
2nd	**Quarter 2004**	**0.96**	**0.56**	**0.90**	**654**
3rd	**Quarter 2004**	**0.95**	**0.90**	**0.95**	**639**
4th	**Quarter 2004**	**1.00**	**0.33**	**0.40**	**1,577**
1st	Quarter 2003	0.95	0.70	0.75	86
2nd	Quarter 2003	0.90	0.50	0.63	167
3rd	Quarter 2003	0.90	0.63	0.73	157
4th	Quarter 2003	0.80	0.63	0.70	387

INVESTOR CONTACT

Brian W. Jamieson
Chief Financial Officer and Secretary
Tel: (905) 821-4464
Fax: (905) 821-1853
e-mail: bjamie@jannockproperties.com

JANNOCK PROPERTIES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of JANNOCK PROPERTIES LIMITED (the "Corporation") for use at the annual meeting (the "Meeting") of the Class B common shareholders of the Corporation to be held at the offices of Fraser Milner Casgrain LLP in the Fraser & Beatty Rooms on the 39th Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Tuesday, the 17th day of May, 2005 at the hour of 10:30 o'clock in the morning (Toronto time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of annual meeting, a copy of which accompanies this management information circular (the "Notice of Meeting").

PROXIES

THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular employees of the Corporation may also solicit proxies by telephone or in person.

A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY ACCOMPANYING THIS CIRCULAR, TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING. A SHAREHOLDER MAY DO SO BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED PROXY BY POSTAL OR OTHER DELIVERY TO COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, ATTENTION: PROXY DEPARTMENT, OR TO THE SECRETARY OF THE CORPORATION AT THE CORPORATION'S EXECUTIVE OFFICE AT 2121 BRITANNIA ROAD WEST, UNIT 2, MISSISSAUGA, ONTARIO, L5M 2G6, NOT LATER THAN THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR BY DEPOSITING IT WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

A shareholder executing the enclosed form of proxy has the right to revoke it under section 110(4) of the *Business Corporations Act* (Ontario) (the "Act"). A shareholder may revoke a proxy by: (i) depositing an instrument in writing executed by him or her or by his or her attorney authorized by a document that is signed in writing or by electronic signature; (ii) by transmitting, by telephonic or electronic means, a revocation that is signed by electronic signature; or (iii) in any other manner permitted by law. The instrument or the revocation must be received: (i) at the registered office of the Corporation at 1 First Canadian Place, 100 King

Street West, Suite 4200, Toronto, Ontario, M5X 1B2 attention: Corporate Secretary, Jannock Properties Limited (or by fax at (416) 863-4592), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used; or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

The Class B common shares of the Corporation (the "Common Shares") represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE APPOINTMENT OF AUDITORS AND/OR THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS AND/OR THE ELECTION OF DIRECTORS, SUCH COMMON SHARES WILL BE VOTED IN RESPECT OF SUCH MATTERS.**

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof, the enclosed form of proxy confers authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. Management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

In many cases, Common Shares beneficially owned by a shareholder (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, banks, trust companies, securities dealers or brokers and trustees; or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this management information circular, the proxies and the Corporation's 2004 annual report (which includes the management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive the Meeting Materials. Non-Registered Holders that have not waived the right to receive Meeting Materials will either: (a) be given a proxy; or (b) more typically, be given a request for voting instructions. The purpose of these documents is to permit Non-Registered Holders to direct the voting of Common Shares that they beneficially own. If a Non-Registered Holder receives either a proxy or a request for voting instructions and wishes to attend and vote at the Meeting in person, the Non-Registered Holder should insert the name of the Non-Registered Holder in the space provided on the proxy or the request for voting instructions to appoint himself or herself as proxyholder and return same in the envelope provided. A Non-Registered Holder should not otherwise complete the proxy or the request for voting instructions as such Non-Registered Holder's vote will be taken at the

Meeting. If a Non-Registered Holder is to vote at the Meeting, they should register with the Corporation's transfer agent upon arriving at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only class of shares entitled to vote at the Meeting. As at the date hereof, 35,631,932 Common Shares are outstanding, each carrying the right to one vote per share at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares as at the date hereof are the following:

Name of Holder	Number of Common Shares	Percentage of Outstanding Common Shares
Burgundy Asset Management Ltd.	4,456,000	12.51%
Mackenzie Financial Corporation	3,781,250	10.61%
Enterprise Capital Management Inc.	4,541,195	12.74%

The Corporation has been advised that Mackenzie Financial Corporation and Enterprise Capital Management Inc. each hold the above-noted Common Shares in various accounts or funds managed by them and that the Common Shares are owned in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Corporation.

As at the date hereof, CDS is the registered owner of 30,171,295 Common Shares, which represents approximately 84.67% of the outstanding Common Shares. The directors and senior officers of the Corporation understand that CDS is a nominee but, except as set out above, are not aware whether any person or corporation on whose behalf such shares are held beneficially owns or exercises control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares.

The record date for the determination of shareholders entitled to receive notice of the Meeting is the close of business on April 8, 2005 (the "Record Date"). In accordance with the provisions of the Act, the Corporation will prepare a list of holders of Common Shares as of the Record Date not later than 10 days after the Record Date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that: (a) the shareholder has transferred any of his or her Common Shares after the Record Date; and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than 10 days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of one director and a maximum of 20 directors. As a public company, however, the Corporation is legally required to have not fewer than three directors. The precise number of directors of the Corporation within the minimum/maximum range has been fixed by the directors at four.

The following are the names of the persons who are proposed as nominees for election as directors of the Corporation: Ian C. B. Currie, J. Lorne Braithwaite, Robert W. Korthals and David P. Smith. The term of office of each person elected as a director of the Corporation will be until the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.

Unless authority to vote is withheld, the persons named in the enclosed form of proxy intend to vote in favour of the election to the board of directors of the nominees whose names are mentioned above. Management does not contemplate that any of such nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee as management may recommend unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting in the election of directors.

INFORMATION CONCERNING DIRECTORS

Name and Office	Present Principal Occupation	Year First Became a Director	Approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date hereof
IAN C.B. CURRIE Chairman of the Board, President and Director *Ontario, Canada*	Chairman of the Board and President of the Corporation	2000	35,977
J. LORNE BRAITHWAITE Director *Ontario, Canada*	Company Director and Venture Capital Investor	2000	18,349
ROBERT W. KORTHALS Director *Ontario, Canada*	Business Consultant and Company Director	2000	14,457
DAVID P. SMITH Director *Ontario, Canada*	Managing Partner, Enterprise Capital Management Inc.[(1)]	2000	63,216

NOTES:

(1) Funds managed by Enterprise Capital Management Inc. own 4,541,195 Common Shares, representing approximately 12.74% of the outstanding Common Shares.

AUDIT COMMITTEE

The members of the Audit Committee are Robert W. Korthals (Chairman), J. Lorne Braithwaite and David P. Smith each of whom has been determined by the board of directors of the Corporation to be "independent" and "financially literate" as such terms are defined under Canadian securities laws. The responsibilities and duties of the Audit Committee are set out in the Audit Committee's charter, the text of which is set forth in Appendix I to this management information circular.

External Auditor Service Fees

Aggregate fees paid to the Corporation's external auditors during the fiscal years ended December 31, 2004 and 2003 were as follows:

Fees (in dollars)	2004	2003
Audit Fees	33,000	31,500
Audit-Related Fees[(1)]	6,726	3,183
Tax Fees	8,320	7,970
All Other Fees	-	-
Total	48,046	42,653

NOTES:

(1) Audit-related fees for 2004 and 2003 relate to accounting consultation, attendance at meetings of the board of directors and reading interim financial statements.

The Corporation is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) thereof.

EXECUTIVE COMPENSATION

Compensation for the Chairman of the board of directors and President and the Chief Financial Officer and Secretary is summarized in the table below.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)		
IAN C.B. CURRIE[(1)] Chairman of the Board and President	2004 2003 2002	39,000 49,000 58,000	- - -	- - -	- - -	- - -
BRIAN W. JAMIESON[(2)] Chief Financial Officer and Secretary	2004 2003 2002	86,875 100,313 126,875	- - -	- - -	- - -	- - -

NOTES:

(1) Ian C.B. Currie was appointed as the President of the Corporation effective July 1, 2003. The annual compensation shown for Mr. Currie in respect of the 2004 financial year includes compensation for his service as a director and Chairman of the board and President of the Corporation during the year. The annual compensation shown for Mr. Currie in respect of the 2003 financial year includes: (i) compensation received for his service as a director and Chairman of the Board of the Corporation during the year; and (ii) compensation received following July 1, 2003 for his service as President of the Corporation. The annual compensation shown for Mr. Currie in respect of the 2002 financial year includes compensation received for his services as a director and Chairman of the Board of the Corporation

(2) The annual compensation shown for Brian W. Jamieson in respect of the 2004, 2003 and 2002 financial years represents fees received by Mr. Jamieson for his service as the Chief Financial Officer and Secretary of the Corporation pursuant to an executive services contract, as more fully described below.

Long Term Incentive Plan Awards

The Corporation did not provide any long-term incentive plan awards to its executive officers during the 2004 financial year.

Options and SARs

The Corporation has not at any time granted any options to purchase securities of the Corporation or awarded any stock appreciation rights.

Defined Benefit or Actuarial Plan Disclosure

The Corporation has not implemented a defined benefit plan or an actuarial plan.

Employment Contracts

The Corporation has entered into an executive services contract with Brian W. Jamieson dated March 10, 2000 and amended on November 30, 2000 (the "Jamieson Agreement"). The Jamieson Agreement provides that Mr. Jamieson shall serve as Chief Financial Officer and Secretary of the Corporation on a contract basis. The Jamieson Agreement has no fixed term. The Jamieson Agreement provides that Mr. Jamieson is entitled to a contract fee of $1,250 per day. If the Corporation terminates Mr. Jamieson's engagement without cause (including as a result of the reorganization of the Corporation or the sale of its assets or business), Mr. Jamieson is entitled to receive three months' notice or, at the Corporation's option, an amount equal to the contract fee paid or payable to Mr. Jamieson in the three month period preceding the date of termination. Mr. Jamieson has the right, at any time after September 15, 2000, to terminate his engagement on reasonable notice to the Corporation, in which case he is entitled to receive his contract fee pro-rated to the date of termination based on the three month period preceding the date of termination. Pursuant to a letter agreement dated December 17, 2003, all services provided to the Corporation under the Jamieson Agreement may be provided by Mr. Jamieson's holding company, 1594493 Ontario Limited effective November 1, 2003.

COMPENSATION OF DIRECTORS

The Chairman of the board of directors and President of the Corporation is paid an annual fee of $40,000. Each of the other directors of the Corporation is paid an annual fee of $6,000 for their services as directors as well as a fee of $1,000 for attendance at each meeting of the board of directors or of a committee of the board of directors.

APPOINTMENT OF AUDITOR

The present auditor of the Corporation is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP was first appointed as the auditor of the Corporation on January 25, 2000. It is intended that a resolution will be presented to the Meeting to reappoint PricewaterhouseCoopers LLP as the auditor of the Corporation at such remuneration as may be fixed by the directors.

ADDITIONAL INFORMATION

Additional Information relating to the issuer may be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation's comparative financial statements and management discussion and analysis for its most recently completed financial year. Copies of the Corporation's comparative financial statements and management discussion and analysis may be obtained by a holder of shares of the Corporation, without charge, by writing to the Secretary of the Corporation.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to holders of Common Shares of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental and regulatory agencies have been approved by the directors of the Corporation.

DATED as of the 12th day of April, 2005.

(signed)
Brian W. Jamieson,
Chief Financial Officer and Secretary

JANNOCK PROPERTIES LIMITED

NOTICE OF ANNUAL MEETING OF CLASS B COMMON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the Class B common shareholders of JANNOCK PROPERTIES LIMITED (the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP in the Fraser & Beatty Rooms on the 39th Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Tuesday, the 17th day of May, 2005 at the hour of 10:30 o'clock in the morning (Toronto time), for the following purposes:

1. To receive the balance sheet of the Corporation as at December 31, 2004 and the statements of operations and deficit and cash flows for the year then ended together with the reports of the directors and auditors thereon.

2. To appoint auditors.

3. To authorize the directors to fix the remuneration of such auditors.

4. To elect directors.

5. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Mississauga, Ontario this 12th day of April, 2005.

BY ORDER OF THE BOARD

(signed)

Brian W. Jamieson
Chief Financial Officer and Secretary

NOTE: If you are unable to be personally present at the Meeting, kindly date, complete, sign and return the enclosed form of proxy in the envelope provided for that purpose. A signed proxy must be delivered by postal or other delivery to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Mississauga, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

JANNOCK PROPERTIES LIMITED



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 17, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **This proxy is for use at the annual meeting (the "Meeting") of the holders of Class B common shares (the "Common Shares") of Jannock Properties Limited (the "Corporation") to be held on May 17, 2005, and at any adjournment or adjournments thereof.**
2. **A shareholder has the right to appoint as his or her proxyholder a person (who need not be a shareholder) to attend and to act on his or her behalf at the Meeting other than those persons designated.** A shareholder may do so by inserting the name of such person in the blank space provided and striking out the other names or by completing another proper form of proxy. Properly executed forms of proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2121 Britannia Road West, Unit 2, Mississauga, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting or any adjournment or adjournments thereof, or by depositing them with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof. *A proxy appointing a proxyholder to attend and act at the Meeting ceases to be valid one year from its date.*
3. This form of proxy must be dated and signed: (i) in writing or by electronic signature by the shareholder or his or her attorney authorized by a document that is signed in writing or by electronic signature; or (ii) if the shareholder is a corporation, by an officer or attorney thereof duly authorized.
4. If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the Corporation to the shareholder.
5. If it is desired that the Common Shares represented by this proxy are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of such auditors and/or the election of directors, the appropriate boxes providing for withholding from voting should be marked with an X or a tick (P).

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Proxies submitted must be received by 5:00 pm, Eastern Time, on May 16, 2005

007UTD




Appointment of Proxyholder

The undersigned holder of Class B common shares (the "Common Shares") of Jannock Properties Limited (the "Corporation") hereby appoints Ian C. B. Currie of Toronto, ON or failing him, J. Lorne Braithwaite of Thornhill, ON, or failing him, Robert W. Korthals of Toronto, ON

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as the proxyholder of the undersigned to attend, vote and act for and on behalf of the undersigned at the Annual Meeting of the holders of Common Shares of the Corporation to be held at the offices of Fraser Milner Casgrain LLP in the Fraser & Beatty Rooms on the 39th Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on May 17, 2005 at 10:30 a.m. and at any adjournment or adjournments thereof and grants to the proxyholder all powers which the undersigned could exercise if personally present. The said proxyholder is specifically directed to vote or withhold from voting the Common Shares of the undersigned in the following manner:

1. In respect of the appointment of auditors of the Corporation: **TO VOTE** ☐ **TO WITHHOLD FROM VOTING** ☐

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2. In respect of the authorization of the directors to fix the remuneration of the auditors: **TO VOTE** ☐ **TO WITHHOLD FROM VOTING** ☐

3. In respect of the election of directors: **TO VOTE** ☐ **TO WITHHOLD FROM VOTING** ☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If this proxy does not specify that the Common Shares are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors and/or the election of directors, such Common Shares will be voted, and any ballot that may be called for, in respect of such matters.**

Signature(s)

Date


JPLQ


007UUG



Investor Services
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

April 22, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
TSX Venture

Dear Sirs:

Subject: Jannock Properties Limited (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on April 21, 2005, to the registered holders of Common Shares of the Corporation:

1. Notice of Annual Meeting of Shareholders
2. Management Information Circular
3. Proxy
4. 2004 Annual Report
5. Return Envelope

We further confirm that copies of the above-mentioned materials were sent together with the Supplemental Mailing List Return Card by courier on April 21, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Jannock Properties Limited

416-263-9529(Phone)
416- 981-9800 (Fax)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 12, 2005

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2004, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2004	2003	2002
Land sales	**$ 27,286**	$ 11,765	$ 6,607
Net income	**10,414**	381	647
Basic income per share	**$ 0.29**	$ 0.01	$ 0.02
Total assets	**12,579**	24,185	30,760
Cash distributions per share	**$ 0.60**	$ 0.10	$ 0.15
Net cash received from operating activities	**21,220**	6,770	1,620

Land sales of $27,286,000, in 2004, included $22,000,000 for the 221-acre Britannia site, $3,028,000 for a 48-acre site in Milton and $2,146,000 for the remaining 25 acres of saleable land at the King Forest site in Burlington.

In 2003, land sales of $11,765,000 included $6,750,000 for an 11-acre parcel of land at the Cooksville site, $3,450,000 for a 73-acre industrial site in Burlington and $1,541,000 for three parcels of industrial land at the King Forest site in Burlington.

Gross profit on land sales in 2004 was $16,138,000 compared with $1,891,000 in 2003 reflecting the margins realized on different projects. Provisions of $1,575,000 were recorded in 2003 to reduce the carrying value of some of the properties to their net realizable value.

General and administrative expenses in 2004 amounted to $670,000 compared with $1,235,000 in 2003. Included in the expenses for 2003 were provisions of $475,000 for termination and bonus payments to former employees.

Interest and other income was $613,000 in 2004 included earned interest of $363,000 from mortgages receivable and from investment of cash surpluses. Also included was $250,000 for imputed interest on mortgages receivable that had been previously discounted for interest free periods. In 2003, interest and other income was $70,000 of which $18,000 was imputed interest.

The income tax provision in 2004 of $5,667,000 (2003 - $345,000) was 35.2% (2003 - 47.5%) of income before taxes.

CASH FLOWS

Cash provided by operating activities in 2004 amounted to $21,220,000 compared to $6,770,000 in 2003. Cash receipts in 2004 of $24,587,000 included $22,000,000 from the sale of the Britannia property. Cash expenditures in 2004 of $3,367,000 included $1,052,000 for the refund of a deposit on a conditional sale

agreement of the Britannia site that was not completed. Excluding this refund, expenditures of $2,315,000 in 2004 were $1,612,000 less than in 2003 mainly due to lower spending related to the Ontario Municipal Board (OMB) hearing on the future of the Britannia site and to lower administrative and other expenses.
Cash inflows for investing purposes of $1,043,000 in 2004 related to a deposit of $1,000,000 that was being held in trust for the conditional sale of the Britannia site that was not completed.
Cash outflows for financing activities in 2004 consisted of a distribution to shareholders of $21,379,000 in the form of a redemption of Class A special shares. In 2003 cash outflows for financing activities consisted of a distribution to shareholders of $3,563,000 and the repayment of bank loans of $2,180,000.

JANCOR COMPANIES, INC. (JANCOR)

The Company sold its equity interests in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to approximately 25% of any net proceeds after repayment of senior debt if and when the equity-holders decide to sell their interest in Jancor. The agreements do not allow this interest to be sold or assigned. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
In 2004, earnings before interest, taxes, depreciation and amortization (EBITDA) at Jancor were approximately 46% lower than the US$27 million achieved in 2003. This was due to significant increases in raw material costs that could not be passed on to customers and also due to a substantial reduction in shipments of vinyl windows. Senior debt obligations at Jancor at the end of 2004 were US$7 million compared with US$17 million at the end of 2003.
Operating results are expected to remain depressed in 2005 as further cost increases are anticipated in key raw material costs.
These results indicate that Jancor may produce some value for Jannock Properties in the future. The majority owners have indicated that they have no immediate intention of seeking a buyer for Jancor. It is therefore not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future.
The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future capital gains for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.
Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

OUTLOOK

The sale of the remaining two parcels of land located in Milton was completed in March 2005 for $2,700,000 in cash. This sale completed the disposal of the Company's real estate properties. Currently the Company is holding mortgages receivable of $9,500,000 relating to properties that had previously been sold. In addition, as set out above, the Company has the right to receive approximately 25% of any net proceeds, after repayment of senior debt, if, and when, the current equity-holders decide to sell their interest in Jancor.
General and administrative expenses are expected to be about 25% lower in 2005 than in 2004 owing to further cost reduction actions that are being taken.
Income tax payments of approximately one million dollars will be required for 2005 earnings if payment is received for the $5,171,000 in mortgages receivable that are due this year. These income tax payments would not be required until 2006.

FINANCIAL POSITION

Total assets at December 31, 2004 were $12,579,000 compared with $24,185,000 at December 31, 2003. Cash and cash equivalents increased by $884,000 due to operating cash flows of $21,220,000 plus cash from investing activities of $1,043,000 less a distribution to shareholders of $21,379,000. Land under development decreased by $2,541,000 and land for development decreased by $7,057,000 primarily due to the cost of land sales that were recorded during the year. The reduction in the future income tax asset of $5,185,000 was largely due to the impact of the sale of the Britannia site.

At December 31, 2004, total mortgages receivable that were held by the Company amounted to $9,482,000 (December 31, 2003 - $6,256,000).

Liabilities at December 31, 2004 were $1,302,000 compared with $1,943,000 at December 31, 2003. The decrease was mainly due to the refund of a deposit on a sale of the Britannia site that was not completed. The costs expected to be incurred on land that has been sold increased by $142,000 mainly due to costs expected to be incurred on the Britannia site.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2004			
	Q1	**Q2**	**Q3**	**Q4**
Land sales	**$ -**	**$ 3,043**	**$ 22,097**	**$ 2,146**
Net income/(loss)	**(70)**	**1,348**	**9,204**	**(68)**
Basic income/(loss) per share	**$ -**	**$ 0.04**	**$ 0.25**	**$ -**
Net cash received/(spent) on operating activities	**(701)**	**(1,355)**	**23,073**	**203**

	2003			
	Q1	Q2	Q3	Q4
Land sales	$ 7	$ -	$ 5,435	$ 6,323
Net income/(loss)	(158)	(968)	341	1,166
Basic income/(loss) per share	$ -	$ (0.03)	$ 0.01	$ 0.03
Net cash received/(spent) on operating activities	(1,107)	(1,057)	8,152	782

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $6,000,000 that expires in March 2006. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities, claims and environmental guarantees at various sites and is secured by certain land and an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $3,987,000 of which $3,625,000 is expected to be cancelled shortly due to the settlement of the claims relating to costs from the Ontario Municipal Board hearings (see CONTINGENCIES). Jannock Properties believes that the credit facility is adequate to finance the company's operations.

DISTRIBUTIONS

Distributions to shareholders amounted to $21,379,000, equivalent to sixty cents per share, in 2004 and $3,563,000, equivalent to ten cents per share, in 2003. Cash receipts from future land sales, collection of outstanding mortgage receivables and payments of expenses, development costs and income taxes will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Company's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175

Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.
Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.
Since May 9, 2002, the Company has made the following share redemptions:

Year	Class A special shares redeemed per Unit	Total Number of Class A special shares redeemed	Redemption Cost
2004	60	2,137,915,920	$21,379,000
2003	10	356,319,320	$3,563,000
2002	15	534,478,980	$5,345,000

The redemption costs have been charged against share capital. There are 90 Class A special shares associated with each Class B common share after these redemptions.

CONTINGENCIES

A settlement has been reached with the City of Mississauga on the claims for costs arising from the Ontario Municipal Board (OMB) hearing on the rezoning of the Britannia site. Settlements have also been reached with the other two claimants for costs and the documentation to implement these settlements is expected to be signed shortly. None of the settlements will have any material impact on the financial position of the Company. The letters of credit totaling $3,625,000, which were provided as security for these claims, will be cancelled.
A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site and the Milton quarry that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

RISKS AND UNCERTAINTIES

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in Jancor Companies, Inc. section.
Mortgage receivables held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets. At December 31, 2004 the mortgage receivables are due from three purchasers in the amounts of $6,795,000, $856,000 and $1,831,000.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in the remediation of its McFarren and Cooksville sites. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

ADDITIONAL INFORMATION RELATING TO THE COMPANY

During the year ended December 31, 2004, the Company did not implement any new accounting policies and did not have any transactions with related parties.

At December 31, 2004, the only off-balance sheet transactions were letters of credit of $3,987,000 that were then issued in support of development expenditures, claims and environmental guarantees at various sites.



Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT1 - Certification of Annual Filings

I, Ian C. B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 12, 2005

(signed)
Ian C. B. Currie
President



Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT1 - Certification of Annual Filings

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 12, 2005

(signed)
Brian W. Jamieson
Chief Financial Officer

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Jannock Properties Limited

Financial Year Ending, used in calculating the participation fee: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 35,631,932

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) — X $0.695

Market value of class or series — = $24,764,192.74 — ______(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) — ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): — ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) — ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = — $24,764,192.74

Total fee payable in accordance with Appendix A of the Rule — $1,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) — ______

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable — ______
(please include the calculation pursuant to section 2.9 of the Rule)

2703867_1.DOC

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	________
Contributed surplus	________
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	________
Long term debt (including the current portion)	________
Capital leases (including the current portion)	________
Minority or non-controlling interest	________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	________
Any other item forming part of shareholders' equity and not set out specifically above	________
Total Capitalization	________
Total Fee payable pursuant to Appendix A of the Rule	________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	DATE OF THE REPORT
Jannock Properties Limited	December 31, 2004	April 12, 2005

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Ian Currie	April 12, 2005

CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Brian Jamieson	April 12, 2005

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 12 months ended December 31, 2004 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the twelve-month period ended December 31, 2004:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	$11,148
	Land costs	$ 1,583
	Development costs	$ 9,565
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$219
	Directors fees	$ 75
	Professional fees	$327
	Office administration	$ 49

2. *Related party transactions*

None.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the twelve month period ended December 31, 2004:

Nil.

b) Summary of options granted during the twelve month period ended December 31, 2004:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at December 31, 2004:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 3,206,873,880 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the twelve months ended December 31, 2004 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "MD&A".



Jannock Properties Limited

Press Release

April 11, 2005

Jannock Properties Limited reports settlement of claims for costs for Ontario Municipal Board hearing.

TORONTO, ONTARIO—Jannock Properties Limited today announced that it has completed a settlement with the City of Mississauga on their claim for costs arising from the Ontario Municipal Board (OMB) hearing on the rezoning of the Britannia site. Settlements are also expected to be completed shortly with the other two claimants for costs. None of the settlements are expected to have any material impact on the financial position of the Company. The letters of credit totaling $3,625,000, which were provided by the Company as security for these claims, will be cancelled.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited's shares are listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN) and each unit currently consists of a combination of one Class B common share and 90 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1. **Name and Address of Company**

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario
L5M 2G6

Item 2. **Date of Material Change**

April 11, 2005

Item 3. **News Release**

A news release disclosing the nature and substance of the material change was disseminated via CCNMatthews on April 11, 2005.

Item 4. **Summary of Material Change**

Jannock Properties Limited (the "**Company**") announced that it has completed a settlement with the City of Mississauga on its claim for costs arising from the Ontario Municipal Board (the "**OMB**") hearing on the zoning of the 221-acre Britannia Road property in Mississauga, Ontario formerly owned by the Company.

Item 5. **Full Description of Material Change**

The Company has completed a settlement with the City of Mississauga on its claim for costs arising from the OMB hearing on the zoning of the 221-acre Britannia Road property in Mississauga, Ontario formerly owned by the Company. Settlements are also expected to be completed shortly with the other two claimants for costs. The letters of credit totalling $3,625,000, which were provided by the Company as security for these claims, will be cancelled.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Executive Officer**

Brian Jamieson
Chief Financial Officer
(905) 821-4464
bjamie@jannockproperties.com

Item 9. **Date of Report**

April 12, 2005

Jannock Properties Limited

Financial Statements
December 31, 2004 and 2003
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

February 11, 2005

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheets of **Jannock Properties Limited** as at December 31, 2004 and 2003 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Mississauga, Ontario

Jannock Properties Limited

Balance Sheets

As at December 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Assets		
Land under development (note 3)	990	3,531
Land held for development (note 4)	-	7,057
Mortgages receivable (note 6)	9,482	6,256
Future income tax assets (note 8)	-	5,185
Other assets	203	93
Cash and cash equivalents	1,904	1,020
Restricted cash held in trust	-	1,043
	12,579	24,185
Liabilities		
Accounts payable and accrued liabilities (note 10)	804	887
Income taxes payable	16	-
Deposit on land sale	-	1,056
Future income tax liabilities (note 8)	482	-
	1,302	1,943
Shareholders' Equity		
Capital stock (note 11)	32,022	53,401
Contributed surplus	6,868	6,868
Deficit	(27,613)	(38,027)
	11,277	22,242
	12,579	24,185

Jancor Companies, Inc. (note 7)

Contingencies (note 12)

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

(Signed) I. C. B. Currie Director

(Signed) R. W. Korthals Director

Jannock Properties Limited

Statements of Income and Deficit

For the years ended December 31, 2004 and 2003

(in thousands of Canadian dollars, except per share amounts)

	2004 $	2003 $
Land sales	27,286	11,765
Cost of sales	11,148	8,299
Provision for loss in value (note 3)	-	1,575
	11,148	9,874
Gross profit	16,138	1,891
Interest and other income	613	70
General and administrative expenses	(670)	(1,235)
Income before income taxes	16,081	726
Income taxes (note 8)	5,667	345
Net income for the year	10,414	381
Deficit - Beginning of year	(38,027)	(38,408)
Deficit - End of year	(27,613)	(38,027)
Basic income per share	0.29	0.01

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	23,054	4,848
Collection of mortgages receivable	1,248	5,093
Interest received	276	54
Deposit received on land sales	9	702
Cash payments		
Real estate commissions	(367)	(385)
Expenditures on land development	(1,083)	(2,351)
Income taxes paid (recovered)	13	(20)
Other payments	(878)	(1,045)
Interest paid	-	(126)
Refund of deposit on land sales	(1,052)	-
	21,220	6,770
Investing activities		
Restricted cash held in trust	1,043	(29)
Financing activities		
Bank loan	-	(2,180)
Redemption of capital stock (note 11)	(21,379)	(3,563)
	(21,379)	(5,743)
Increase in cash and cash equivalents	884	998
Cash and cash equivalents - Beginning of year	1,020	22
Cash and cash equivalents - End of year	1,904	1,020

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Notes to Financial Statements

December 31, 2004 and 2003

(in thousands of Canadian dollars)

1 The company

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the company is an orderly disposition of the company's assets.

2 Summary of significant accounting policies

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project. Recoveries of development cost and levies are recognized when received.

(in thousands of Canadian dollars)

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the company is required to make relate to determining the estimated cost to complete land sales and estimates of the net realizable value of mortgage receivables. Actual results could also differ from those estimates.

Income per share

Net income per share has been calculated using the weighted average number of common shares and Class B common shares outstanding during the year ended December 31, 2004 of 35,631,932 (2003 - 35,631,932 common shares).

(in thousands of Canadian dollars)

3 Land under development

	2004 $	2003 $
Land acquisition costs	457	1,553
Property taxes and interest	101	863
Development and servicing costs	432	1,115
	990	3,531

During the year ended December 31, 2003, the company recorded a provision for loss in value of $1,405 to write down the carrying value of two parcels of land under development to their estimated net realizable values and recorded a $170 provision against other assets.

4 Land held for development

	2004 $	2003 $
Land acquisition costs	-	119
Property taxes and interest	-	1,091
Pre-development expenditures	-	5,847
	-	7,057

5 Capitalized costs

The following costs have been capitalized during the year:

	2004 $	2003 $
Property taxes	313	621
Interest	-	119
	313	740

These amounts were allocated as follows:

	2004 $	2003 $
Land under development	43	342
Land held for development	270	398
	313	740

(in thousands of Canadian dollars)

6 Mortgages receivable

Mortgages receivable are collateralized by land and comprise the following:

	2004 $	2003 $
Bearing interest at 6% and due November 10, 2007	1,831	-
Bearing interest at 6% and due April 2, 2007	2,480	-
Bearing interest at 6% and due December 29, 2005	856	856
Bearing interest at 6% and due December 28, 2005	4,315	4,182
Bearing interest at 6% and due May 28, 2004	-	1,218
	9,482	6,256

The mortgages receivable are due from three purchasers in the amounts of $6,795, $856 and $1,831.

7 Jancor Companies, Inc.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for an approximately 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable. No value for this asset is reflected in these financial statements.

8 Income taxes

The company's income tax provision is as follows:

	2004 $	2003 $
Current	-	(153)
Future	5,667	498
	5,667	345

(in thousands of Canadian dollars)

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the company's income tax expense:

	2004 $	2003 $
Income before income taxes	16,081	726
Provision for income taxes at a combined basic rate of 36.12% (2003 - 36.60%)	5,808	266
Increase in income taxes resulting from		
Large Corporations Tax	-	4
Change in substantively enacted income tax rates on basis differences of land and mortgages receivable	-	68
Other	(141)	7
Income tax provision	5,667	345

The income tax effects of temporary differences are as follows:

	2004 $	2003 $
Future income tax assets		
Tax values of land and mortgages receivable in excess of (lower than) carrying amounts	(628)	2,586
Benefit of loss carry-forwards	212	2,784
Other temporary differences - net	(66)	(185)
Loss relating to Jancor	6,925	6,925
Valuation allowance	(6,925)	(6,925)
Net future income tax assets (liabilities)	(482)	5,185

At December 31, 2004, in addition to the capital loss relating to Jancor, the company has non-capital losses carried forward available to reduce taxable income in future years of $587, which expire in 2009.

9 Bank loan

The company's revolving credit facility matures in March 2006. Borrowings under this facility bear interest at prime plus 1/4% and are collateralized by certain land under development and an assignment of mortgages receivable. The total operating lines available under the facility are $6,000, of which $3,987 has been utilized in connection with letters of credit (note 12).

(in thousands of Canadian dollars, except per share amounts)

10 Accounts payable and accrued liabilities

	2004 $	2003 $
Costs to complete land sold	745	603
Trade payables and accruals	59	284
	804	887

11 Capital stock

On May 9, 2002, the company's capital was reorganized through amendment of the articles of the company. Pursuant to the special resolution authorizing the reorganization of the capital of the company, the authorized capital stock of the company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable.

During 2003, the company redeemed 10 of the 160 Class A special shares associated with each Class B common share aggregating 356,319,320 Class A special shares at a cost of $3,563. At December 31, 2003, there were 150 Class A special shares associated with each Class B common share outstanding.

During 2004, the company redeemed 60 of the 150 Class A special shares associated with each Class B common share aggregating 2,137,915,920 Class A special shares at a cost of $21,379. The redemption cost has been charged against capital stock. At December 31, 2004, there are 90 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the company's income per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

(in thousands of Canadian dollars, except per share amounts)

The following summarizes the changes in capital stock during the year:

	Number of shares		
	Class B common	**Class A special**	**Amount $**
Issued and outstanding - December 31, 2002	35,631,932	5,701,109,120	56,964
Redemption of Class A special shares	-	(356,319,320)	(3,563)
Issued and outstanding - December 31, 2003	35,631,932	5,344,789,800	53,401
Redemption of Class A special shares	-	(2,137,915,920)	(21,379)
Issued and outstanding - December 31, 2004	35,631,932	3,206,873,880	32,022

12 Contingencies and commitments

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company has been notified by the Ontario Municipal Board ("OMB") that it is potentially liable for costs of other participants associated with the recent OMB hearings on the rezoning of the Brittania site and has required the company to provide security in the amount of $3,625. Pending outcome of proceedings to determine whether costs, if any, are to be awarded, the company has provided letters of credit totalling $3,625 in connection with these proceedings. Supporting materials for these potential claims have not yet been provided. The company does not believe there is any merit in these claims, intends to defend itself vigorously and believes the ultimate resolution will not have a material adverse impact on the financial statements.

Under the asset transfer agreement dated March 10, 2000 between the company and Jannock Limited (note 1), the company is required to provide security of $1,500 to cover any potential environmental liabilities for the Brittania and Milton sites that may arise for three years after the sale of these sites. The company is not aware of any liabilities for environmental issues at these sites and, accordingly, no amount has been accrued in these financial statements.

As at December 31, 2004, the company has total letters of credit outstanding, including the $3,625 letters of credit provided in connection with potential claims for Brittania, amounting to $3,987 (2003 - $1,360). The company has provided $362 (2003 - $1,360) to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13 Segmented information

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales made in 2004 were made to four purchasers in the amounts of $3,028, $93, $22,000 and $2,146. Substantially all land sales made in 2003 were made to five purchasers in the amounts of $6,750, $3,450, $210, $261 and $1,070.